

Mail Stop 3561

April 15, 2010

Via U.S. Mail

Ms. Carolyn Sizemore
Vice President and Controller
CSX Corporation
500 Water Street, 15th Floor
Jacksonville, Florida 32202

      RE: CSX Corporation
              Form 10-K for the fiscal year ended December 25, 2009
              Filed February 19, 2010
              File No. 001-08022

Dear Ms. Sizemore:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended December 25, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 29
Financial Results of Operations, page 37
2009 vs. 2008 Rail Results of Operations, page 39
Rail Expense, page 40
Material, Supplies and Other, page 41

1. We note that the decrease in material, supplies and other is attributable to several factors, including a decline in volume, a favorable adjustment to casualty claims, charges related to a storm in 2008, and a decrease in bad debt expense. Where changes in revenue and expense amounts are related to several factors, each significant factor should be separately quantified and discussed. Please revise future filings as necessary.

Financial Statements, page 65
Notes to Consolidated Financial Statements, page 71
Note 5. Casualty, Environmental and Other Reserves, page 85

2. We note from the roll forward analysis of the company's casualty reserves included in Note 5 that the company recognized changes in estimates with respect to such reserves during both 2007 and 2009. In future filings, please revise Note 5 to explain the nature and timing of the changes in facts or circumstances that resulted in these changes in estimates during all periods presented in the company's financial statements. Also, in future filings, please revise the notes to the company's financial statements to disclose the per share impact of the changes in estimates as required by paragraph 50-4 of ASC 250-10-50.

Note 6. Properties, page 94

3. We note from the discussion on page 94 that the company uses the group life method to depreciate its rail assets including main-line track, locomotives, and freight cars and that the assets depreciated under this method comprise over 90% of the company's total fixed assets of $31 billion on a gross basis at December 31, 2009. With respect to the company's use of the group life method of depreciation, please tell us and revise MD&A and the notes to the company's financial statements in future filings to address the following:

   • The depreciation method by major class of depreciable assets;
   • To the extent depreciation is computed on a basis other than time, disclose the major class of depreciable assets, the method employed (e.g., rail is depreciated using the units of production method, etc.), and why a basis other than time is appropriate (e.g., lives may be more closely correlated with usage);

- If the units of production method is employed, disclose the basis upon which usage is measured (e.g., millions of gross tons per mile of track, etc.) and the basis upon which depreciation and implied depreciation rates are computed (e.g., number of gross ton-miles carried over the rail divided by the estimated service lives of the rail as measured in millions of gross tons per mile).

4. We note from your disclosure on page 98 that you capitalize certain repair and maintenance activities such as the cost of rail grinding and ballast maintenance. These activities typically recur at intervals shorter than the life of the underlying asset, allow the underlying assets to reach their currently estimated useful lives (rather than extend lives beyond current estimates), and restore the condition of the underlying assets (rather than enhance them beyond their condition when originally acquired).

   For these reasons, we believe expensing as incurred may be the preferable method of accounting for short-lived repairs and maintenance costs, such as rail grinding and other similar costs. While we would not object to your capitalization of such costs provided that: (a) their useful life, as represented by the period between performance, is reflected in the depreciation rates used; (b) to the extent such costs are grouped and depreciated with the associated underlying asset, the composite rate is reflective of the shorter life of the maintenance activity (on a weighted-average basis); and (c) to the extent such costs are separately tracked and accounted for, the life of such costs is based on the period between performance (on average), we encourage you to consider expensing such costs as incurred. Please advise us as to your planned future accounting. To the extent that you plan to continue to capitalize such costs, please disclose the basis for capitalization, the types of costs capitalized, the periods over which such costs are depreciated, the typical amount of time between the incurrence of such costs, the asset class in which such costs are capitalized within property and equipment, and the amounts capitalized in each period presented.

5. We refer to your discussion of asset retirements and disposals beginning on page 95. Please revise future filings to disclose the following with respect to these activities:

   - The method of estimating the historical cost of retired or replaced property that is accounted for under the group-life method and why estimates are used in place of actual historical cost (e.g., impracticality of tracking individual assets);
   - The types of assumptions involved in your historical cost estimates. For example, if estimates of historical cost are based on a deflation of current replacement costs, disclose that the source of inflation factors, why such inflation factors are appropriate, and that the assumptions include the age of retired assets;
   - Quantification of the amounts of gains or losses recognized in earnings and charged to accumulated depreciation due to abnormal and normal replacement or retirements, respectively, during the various periods presented in your financial statements.

6. Please revise future filings to quantify the amounts of maintenance costs expensed as incurred for each period presented.

7. We note from the disclosure provided on page 98 that a portion of the costs capitalized for track projects relate to self constructed track work performed by the company. In this regard, please revise future filings to disclose the following:

  - How such costs are distinguished from the costs of removal and deconstruction of replaced assets;
  - The basis for attributing these costs to capitalized depreciable property;
  - How such costs are measured.

Note 14. Discontinued Operations, page 121

8. We note from the disclosures provided in Note 14 that the company sold the stock of the subsidiary that owned the stock of the Greenbriar Hotel Corporation and as a result has reflected the results of operations of this entity and related impairment charges recognized in 2008 as discontinued operations. In future filings, please ensure that the notes to the company's financial statements include all of the disclosures outlined in paragraph 50-1 of ASC 205-20-50 with respect to any operations that are sold or classified as held for sale during the periods presented in the company's financial statements.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel